Exhibit 4.33

Letter of Intent Between Valcent Products and the Spencer / Geleta Alberta Joint Venture (Spencer/Geleta)

Valcent Products ("Valcent") and the Spencer/Geleta Joint Venture , being a 50/50 unincorporated joint venture between Mark Spencer and Mike Geleta, which may later be incorporated, have had discussions regarding Valcent's High Density Growing System ("VGS") for vegetables (excluding any grains).

Valcent is currently seeking to raise funds through a private placement of units whereby a unit is priced at 60 U.S. Cents and is comprised of one ordinary share fully paid and one warrant. The warrants entitle the warrant holder, for each TWO warrants held, to purchase ONE share at 75 U.S. cents per share for a period of up to two years from the closing of the private placement.

All investment in the private placement will be governed by the existing subscription agreement.

Spencer/Geleta seeks to obtain the exclusive rights for the Province of Alberta.

Both Spencer/Geleta and Valcent agree that it is their intention that Spencer/Geleta have exclusive rights to Alberta for VGS on the following basis.

Spencer/Geleta will invest US$1,500,000 in Valcent as part of the existing private placement. Such monies may come directly from Spencer/Geleta.

Valcent shall have a 30% equity interest in Spencer/Geleta, maintained up to the level where Spencer/Gallati has raised the equivalent US$10 million in whatever form, for the development and commercialization of VGS in Alberta. Thereafter Valcent shall have anti dilution rights to purchase 30% of any further equity issue. This will be governed by a shareholder agreement covering but not limited to purchase for either party, board representation, etc.

Spencer/Geleta undertakes that within 12 months of receiving all necessary data in relation to VGS to enable the development and construction of an economically viable VGS unit it will produce such unit in Alberta. If Spencer/Geleta fails to do so Valcent, at its sole discretion shall have the right to remove Spencer/Geleta’s entitlement to the territory of Alberta.

In the event that Valcent has failed to deliver the necessary data for the construction of an economically viable VGS unit in Alberta by April 30th 2009 then Valcent shall pay to Spencer/Geleta compensation for costs incurred in relation to this project or reasonable amount for time spent by the Spencer/Geleta parties.

Valcent shall provide all IP and design and engineering materials required for the building of a VGS unit at no cost to Spencer/Geleta. Any supplies and equipment provided to Spencer/Geleta by Valcent shall be sold to Spencer/Geleta at Valcent's cost.

Valcent shall offer to Spencer/Geleta any future and on-going developments in VGS as they relate to fruits and vegetables together with any design and engineering changes or modifications on the same cost basis as above.

Valcent shall provide a detailed description of VGS as it is currently known including description of any patents or patents pending.
In addition, on completion of Spencer/Geleta’s share purchases as well as Spencer/Geleta successfully completing the commercial production from its first VGS, then Valcent shall offer first rights to deploy VGS, and any related or subsequent VGS modifications to Spencer/Geleta for a term of 3 years with the right to renewal on certain conditions yet to be discussed.

Valcent and Spencer/Geleta shall form a management working relationship to discuss and resolve on going issues relating to any unique needs regarding the commercialization of VGS in Alberta which would include local availability of parts and equipment, supplies, local weather issues, rules and regulations governing such a business, consumer habits, etc.

Spencer / Geleta shall honor Valcent's current royalty agreement with Pagic, (a Texas LLC) and West Peak Ventures of Canada Ltd, a Canadian Limited Company, who jointly own a total royalty of 4.5% of gross receipts. The agreement will be an appendix to any letter of understanding or formal agreement between the parties.

In the process of deploying the VGS in Alberta and any other territories, and in the event of doing so, other designs and/or modifications of any nature have created new or additional intellectual properties, then the property will be owned by Pagic Inc and as such, the same royalties as described above will also apply, Spencer/Geleta will have the same commercial use of any new intellectual property on the same terms as described above.

Valcent shall be obligated to keep the current and any subsequent intellectual properties free and clear of any obligations and or liabilities of any nature that may effect the on going business of Spencer/Geleta. Spencer/Geleta shall also have on going rights to protect itself if Valcent becomes a bankrupt corporation and or fails to deliver product as agreed upon.

At such time as Spencer/Geleta has completed its equity purchases as well as having the first VGS in commercial production, then Hydro shall have earned the first right of offer to participate in the commercialization of the Vertigro Algae project within the territory of Alberta. 1n doing so, Valcent shall seek the approval of Vertigro, LLC, to honor the same.

In summary, the agreement between the parties will include the points described above, with the following appendix required:
1.) a shareholder's agreement;

2.) a royalty agreement

3.) a design description of VGS, including any patents or patents pending

4.) Letter of Intent between Valcent Products and the Spencer/Geleta Joint Venture.

Acknowledgement of Intent,

Dated this ___ day of September, 2008

_______________________
Mark Spencer

_______________________
Mike Geleta

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Valcent Products Inc.